Exhibit 4.01
Senior Convertible Note Maturity Extension
April 6, 2020
Amyris, Inc.
5885 Hollis Street, Suite 100
Emeryville, California 94608
Attention: Kathleen Valiasek

Re:	Extension of Senior Convertible Note due March 31, 2020
Ladies and Gentlemen:
WHEREAS, Total Raffinage Chimie (the “Investor”) is the holder of that certain Senior Convertible Note due initially June 14, 2019, which has been extended to mature on July 18, 2019, then further extended to mature on August 28, 2019, then further extended to mature on October 28, 2019, then further extended to mature on December 16, 2019, then further extended to mature on January 31, 2020, and then further extended to mature on March 31, 2020 issued by Amyris, Inc. (the “Company”) in the principal amount of $9,075,414 (the “Note”; capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Note), which Note is convertible into shares (the “Conversion Shares”, and, together with the Note, the “Securities”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), in accordance with the terms of the Note, pursuant and subject to the terms and conditions set forth in that certain Exchange Agreement, dated May 15, 2019, between the Company and the Investor, the Senior Convertible Note Maturity Extensions, dated June 20, 2019; July 24, 2019; September 4, 2019; October 31, 2019; December 20, 2019; March 11, 2020, and this agreement (this “Agreement”); and
WHEREAS, the Company and the Investor desire to again extend the maturity date of the Note and to make certain other changes to the Note as set forth herein.
NOW, THEREFORE, in consideration of the promises, undertakings and obligations set forth herein, the sufficiency of which consideration is hereby acknowledged, each of the undersigned parties agree with each other as follows:
1. Extension of Maturity Date. Subject to the terms and conditions of this Agreement, effective March 31, 2020, (i) the maturity date of the Note shall be extended to April 30, 2020 and (ii) the Note shall continue to provide that the Company shall not effect any conversion thereof, and the Investor shall not have the right to convert any portion thereof, to the extent that the Investor (together with the Investor’s Affiliates, and any Persons acting as a group together with the Investor or any of the Investor’s Affiliates) would beneficially own in excess of 4.9% of the issued and outstanding shares of Common Stock after giving effect to such conversion, unless 61 days’ prior notice to waive such provision is given in writing by the Investor. In connection therewith, the Company shall re-issue the Note in the form set forth in Exhibit A attached hereto, and the Investor shall return the existing Note, each in accordance with the provisions of Section 3 below. Subject to the issuance by the Company of a new Note in accordance with Section 3 below, the Investor waives any failure by the Company to pay the principal of, and accrued and unpaid interest on, the Note on or prior to March 31, 2020.
2. Reduction in Conversion Price. The Conversion Price of the Notes shall be reduced to $2.87 per share of Common Stock.
3. Mechanics of Note Issuance and Cancellation. Within three (3) business days from the date hereof, (i) the Company shall re-issue the Note, in the form set forth in Exhibit A attached hereto, by delivering an originally executed re-issued Note to Investor’s counsel at the offices of Dentons US LLP at 1221 Avenue of the Americas, New York, NY 10020, Attn: Brian Lee, and (ii) the Investor shall return the originally executed existing Note to the Company at its headquarters, for cancellation, it being acknowledged by the Company that the existing Note shall not be cancelled until and unless an attorney at Dentons US LLP acknowledges receipt of the re-issued Note on behalf of Investor. For the avoidance of doubt, the parties agree that the re-issuance of the Note reflecting the terms of this Agreement is solely for the convenience of Investor and shall not be deemed the issuance of a new security distinct from the Note.
4. Representations and Warranties of the Company. The Company represents and warrants to the Investor that, as of the date hereof:
(a)  Organization and Standing. The Company and each of its Significant Subsidiaries (as defined in Regulation S-X of the Securities Act) is duly incorporated, validly existing, and in good standing under the laws of the jurisdiction of its incorporation or organization. The Company and each of its Significant Subsidiaries has all requisite power and authority to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted. The Company and each of its Significant Subsidiaries is qualified to do business as a foreign entity in every jurisdiction in which the failure to be so qualified would have, or would reasonably be expected to have, a material adverse effect, individually or in the aggregate, upon the business, properties, tangible and intangible assets, liabilities, operations, prospects, financial condition or results of operation of the Company or the ability of the Company to perform its obligations under this Agreement or the Note.
(b)  Power. The Company has all requisite power to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement.
(c)  Authorization. The execution, delivery, and performance of this Agreement by the Company has been duly authorized by all requisite action on the part of the Company and its officers, directors and stockholders, and this Agreement constitutes the legal, valid, and binding obligation of the Company enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors’ rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.
(d) Capitalization. The capitalization of the Company, on a fully diluted basis, is as set forth herein as Schedule 4(d), which information is true, complete and accurate.
(e) Validity of Note and Waiver of Defenses. The Company acknowledges the validity, priority and enforceability of the Note as a debt instrument and any of the obligations thereunder and waives (on behalf of itself, and any other person, entity or other party in interest that may claim by, through, or on the Company’s behalf) any right, claim, or defense to the Note or any of the obligations thereunder on the grounds that they should be recharacterized as or subordinated to the level of equity.
(f) No Events of Default. After giving effect to this Agreement, there has not been any, and there is not any continuing, Event of Default that has not otherwise been cured or waived.
(g) Other Loan Agreements. The Company has entered into valid and enforceable waivers or extension agreements (“Waivers”) with each of Foris Ventures, LLC; Naxyris S.A.; Schottenfeld Opportunities Fund II, L.P.; Koyote Trading, LLC; Phase Five Partners, LP; DSM Finance B.V., Ginkgo Bioworks, Inc. and Nikko Chemicals Co. (collectively, the “Waiving Lenders”) with regards to payments due on or about March 31, 2020.

(h) Indebtedness. Since November 15, 2019, the Company has not made any cash payment on or with respect to the principal amount of, or purchase, redeem, defease or otherwise settle in whole or in part any Indebtedness (as defined below) of the Company, except for any cash payment expressly permitted under Section 5(a) of that certain Note Extension Agreement entered into between the Company and Investor, dated October 31, 2019 and the cash payments described on Schedule 4(h) hereto.
5. Representations and Warranties of the Investor. The Investor hereby represents and warrants to and covenants with the Company that, as of the date hereof:
(a) Organization and Good Standing. The Investor is a corporation, limited partnership, limited liability company or other entity, as the case may be, duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation.
(b) Due Authorization. The Investor has the requisite power and authority to enter into and perform its obligations under this Agreement.
6. Covenants and Negative Covenants of the Company.
(a) Indebtedness. Until such time as the Note is paid in full or converted into Conversion Shares, the Company shall not, without the prior written consent of the Investor, make any cash payment on or with respect to the principal amount of, or purchase, redeem, defease or otherwise settle in whole or in part any Indebtedness of the Company. For purposes of this Agreement, “Indebtedness” shall mean any amount, excluding trade payables occurring in the ordinary course of business, that (i) is owed by the Company resulting from borrowed money, or (ii) is evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof).
(b) Financing. At any time prior to the Maturity Date, if the Company raises funds equal to or greater than $20 million, the Company will repay the outstanding principal amount and all accrued and unpaid interest on the Note in full upon the close of such financing.
(c) Exercise of Warrants. At such time as the Investor exercises some or all of its warrants to purchase shares of common stock of the Company pursuant to the cashless exercise mechanism provided for under such warrants, the Company shall cause the Company’s stock transfer agent to issue the number of shares of common stock of the Company in accordance with the provisions of the warrants, free of any restrictive legend relating to the Securities Act. The Company agrees that the shares of common stock of the Company issuable to Investor from a cashless exercise of such warrants would be, for purposes of Rule 144, acquired from the Company (or from an Affiliate of the Company) more than one year prior to the relevant date of determination and therefore, are eligible for resale under Rule 144(b).
(d) Validity of Waivers. Each of the Waivers shall be valid and enforceable at all times from the date of its execution through April 30, 2020, and all of the Waiving Lenders shall continue through April 30, 2020 to waive from exercising their respective rights and remedies. Furthermore, no person at any time shall exercise for any reason any of rights or remedies against the Company under any instrument evidencing Indebtedness, or against the Company’s properties or assets, in each case, of the type that would constitute an Event of Default under the Note.

(e) Payment of Legal Expenses. Within ten (10) business days of the Company’s receipt from Investor of an invoice of Dentons US LLP, counsel to the Investor, relating to reasonable legal fees incurred by Investor in connection with the transaction contemplated by this Agreement, the Company shall reimburse Investor the amount set forth in such invoice.
7. Disclosure. At or prior to 9:00 a.m., New York City time, on the second business day after the date hereof, the Company shall file a press release or Current Report on Form 8-K announcing the execution of this Agreement, which press release or Current Report on Form 8-K the Company acknowledges and agrees will disclose all material non-public information, if any, with respect to the terms of this Agreement.
8. Waiver and Amendment. Neither this Agreement, the Note nor any provisions hereof or thereof shall be modified, changed, discharged, waived or terminated except by an instrument in writing signed by the Company and the Investor.
9. Waiver of Jury Trial. EACH OF THE COMPANY AND THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.
10. Governing Law/Venue. THIS AGREEMENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK. Each of the Company and the Investor (a) agrees that any legal suit, action or proceeding arising out of or relating to this agreement or the transactions contemplated hereby shall be instituted exclusively in the courts of the State of New York located in the City and County of New York or in the United States District Court for the Southern District of New York; (b) waives any objection that it may now or hereafter have to the venue of any such suit, action or proceeding; and (c) irrevocably consents to the jurisdiction of the aforesaid courts in any such suit, action or proceeding.
11. Section and Other Headings. The section and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
12. Counterparts. This Agreement may be executed by one or more of the parties hereto in any number of separate counterparts (including by facsimile or other electronic means, including telecopy, email or otherwise), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Agreement by facsimile or other transmission (e.g., “pdf” or “tif” format) shall be effective as delivery of a manually executed counterpart hereof.
13. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by prepaid overnight courier or registered or certified mail, return receipt requested, postage prepaid to, in the case of the Company, the following address and, in the case of the Investor, the address provided on the signature page of the Investor hereto (or such other address as any party shall have specified by notice in writing to the other):

If to the Company:	Amyris, Inc. 5885 Hollis Street, Suite 100 Emeryville, California 94608 Fax: Attention: General Counsel

14. Binding Effect. The provisions of this Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.
15. Severability. If any term or provision (in whole or in part) of this Agreement is determined to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.
16. Release. In consideration of the agreements of the Investor set forth in this Agreement, the Company, its affiliates and subsidiaries, and all of their respective directors, officers, agents, heirs, personal representatives, predecessors, successors and assigns (individually and collectively, the “Releasors”), hereby fully, finally, and forever release and discharge the Investor, its affiliates and subsidiaries, and its any of their successors, assigns, directors, officers, employees, agents, and representatives (including those on the board of Company or any of its subsidiaries or affiliates) from any and all actions, causes of action, claims, debts, demands, liabilities, obligations, and suits of whatever kind or nature, in law or equity, the Releasors or any of them have, whether known or unknown, in respect of, relating to, or concerning this Agreement, the Securities, any other potential agreement or transaction relating to the Securities, or any open market transactions in the Company effectuated by the Investor arising from events occurring prior to the date hereof.
[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

AMYRIS, INC.
By: /s/ Kathleen Valiasek
Name: Kathleen Valiasek
Title: Chief Business Officer

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first written above.

INVESTOR:

TOTAL RAFFINAGE CHIMIE
By: /s/ Philippe Orts
Name: Philippe Orts
Title: Senior VP Corporate Affairs

Address for Notices:

TOTAL RAFFINAGE CHIMIE

Attention: